UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

April 13, 2018

Commission File Number 001-37825

Talend S.A.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

9, rue Pages, 92150 Suresnes, France

+33 (0) 1 46 25 06 00

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive office)

Talend, Inc.

800 Bridge Parkway, Suite 200

Redwood City, CA 94065

(650) 539-3200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Appointment of Interim Chief Financial Officer

On April 13, 2018, Talend S.A. (the “Company”) announced that Ram Bartov has been appointed Interim Chief Financial Officer of the Company, effective as of April 13, 2018. Mr. Bartov, age 46, joined the Company in January 23, 2017 and has served in the position of Vice President, Corporate Controller. From July 2014 to January 2017, Mr. Bartov served as Senior Director, Assistant Corporate Controller at RingCentral Inc. and from November 2010 to July 2014, served as Vice President, Corporate Controller at Vertical Communications Inc.

There are no arrangements or understandings between Mr. Bartov and any other persons pursuant to which he was selected as Interim Chief Financial Officer. There are no family relationships between Mr. Bartov and any director or executive officer of the Company, and he has no indirect material interest in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Talend S.A.

Date: April 13, 2018	By:	/s/ AARON ROSS
Aaron Ross
General Counsel